SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 3)*
U-Store-It Trust

(Name of Issuer)
Common Stock

(Title of Class of Securities)
91274F 10 4

(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 E. 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	91274F 10 4	Page	2	of	9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert J. Amsdell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,302,735.5

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,934,942

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,302,735.5

WITH	10	SHARED DISPOSITIVE POWER

		3,934,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,237,677.5*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	8.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Includes 1,326,936.5 Partnership units of U-Store-It L.P., the operating partnership of U-Store-It Trust, which are redeemable for common shares of U-Store-It Trust on a one-for-one basis.

CUSIP No.	91274F 10 4	Page	3	of	9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry L. Amsdell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		348,225.5

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,934,942

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		348,225.5

WITH	10	SHARED DISPOSITIVE POWER

		3,934,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,283,167.5*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Includes 722,426.5 Partnership units of U-Store-It L.P., the operating partnership of U-Store-It Trust, which are redeemable for common shares of U-Store-It Trust on a one-for-one basis.

CUSIP No.	91274F 10 4	Page	4	of	9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Amsdell and Amsdell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		3,597,186*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,597,186*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,597,186*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Includes 187,249 Partnership units of U-Store-It L.P., the operating partnership of U-Store-It Trust, which are redeemable for common shares of U-Store-It Trust on a one-for-one basis.

CUSIP No.	91274F 10 4	Page	5	of	9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Amsdell Holdings I, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		337,756*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		337,756*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

337,756*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.58%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Consists only of partnership units of U-Store-It L.P., the operating partnership of U-Store-It Trust, which are redeemable for common shares of U-Store-It Trust on a one-for-one basis.

CUSIP No.	91274F 10 4	Page	6	of	9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Amsdell Real Estate Trust dtd. October 3, 1989

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		604,510*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		604,510*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

604,510*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

1.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Consists only of partnership units of U-Store-It L.P., the operating partnership of U-Store-It Trust, which are redeemable for common shares of U-Store-It Trust on a one-for-one basis.

CUSIP No. 91274F 10 4	Page 7 of 9
Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 3 to Schedule 13D is filed by Robert J. Amsdell, Barry L. Amsdell, Amsdell and Amsdell (“Amsdell and Amsdell”), an Ohio general partnership, Amsdell Holdings I, Inc. (“Amsdell Holdings”), an Ohio corporation, and the Amsdell Real Estate Trust dated October 3, 1989 (the “Trust”), an Ohio trust (collectively, the “Reporting Persons”), relating to common shares, par value $0.01 per share (the “Shares”), of U-Store-It Trust, a Maryland real estate investment trust (“YSI”).
Item 4. Purpose of Transaction.
     Item 4 is amended as follows:
     On December 30, 2008, Todd C. Amsdell nominated himself and David P. Horton for election to YSI’s Board of Trustees at YSI’s upcoming annual meeting of shareholders. Robert Amsdell and Barry Amsdell have informed Todd Amsdell that they support his nominations. As a result, the Reporting Persons may be considered members of a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with Todd Amsdell and two trusts of which Todd Amsdell is the business advisor and a beneficiary. As members of a group, the Reporting Persons may be considered the beneficial owners of the Shares owned by Todd Amsdell and such trusts. The Reporting Persons disclaim membership in a group with, and beneficial ownership of Shares held by, Todd Amsdell and the trusts.
Item 5. Interest in Securities of the Issuer.
     Item 5(a) and 5(c) is amended and supplemented as follows:
     (a) According to the most recently available filing with the Securities and Exchange Commission by YSI, there are 57,829,845 Shares outstanding.
     Robert Amsdell beneficially owns 3,910,741 Shares and 1,326,936.5 partnership units (the “Units”) of U-Store-It, L.P., YSI’s operating partnership (“USI”), which are redeemable for shares of YSI on a one-for-one basis, including 3,409,937 Shares and 187,249 Units owned by Amsdell and Amsdell, 337,756 Units owned by Amsdell Holdings and 604,510 Units owned by the Trust, or 8.9% of the outstanding Shares plus Units beneficially owned by Robert Amsdell. Barry Amsdell beneficially owns 3,560,741 Shares and 722,426.5 Units of USI, including 3,409,937 Shares and 187,249 Units owned by Amsdell and Amsdell and 337,756 Units owned by Amsdell Holdings, or 7.3% of the outstanding Shares plus Units beneficially owned by Barry Amsdell. Amsdell and Amsdell beneficially owns 3,409,937 Shares and 187,249 Units of USI, or 6.2% of the outstanding Shares plus Units beneficially owned by Amsdell and Amsdell. As 50% general partners of Amsdell and Amsdell, each of Barry Amsdell and Robert Amsdell may be deemed to beneficially own all Shares held by Amsdell and Amsdell. Amsdell Holdings owns 337,756 Units of USI, or 0.58% of the outstanding Shares plus Units beneficially owned by Amsdell Holdings. As 50% shareholders of Amsdell Holdings, Robert Amsdell and Barry Amsdell may each be deemed to beneficially own all Shares owned by Amsdell Holdings. The Trust owns 604,510 Units of USI, or 1.0% of the outstanding Shares plus Units beneficially owned by the Trust. As sole trustee of the Trust, Robert Amsdell may be deemed to beneficially own all of the Shares owned by the Trust. The Reporting Persons disclaim that they are members of a group.

CUSIP No. 91274F 10 4	Page 8 of 9
     (c) In the past 60 days, Robert Amsdell sold 120,528 Shares in open market transactions as set forth below:

		Approximate Per Share Price
		($)
Date	Number of Shares	(Excluding Commissions)
12/29/2009	20,900	3.59
12/29/2009	8,200	3.58
12/29/2009	10,100	3.60
12/29/2009	4,600	3.57
12/29/2009	2,383	3.56
12/29/2009	1,600	3.53
12/30/2009	1,255	3.50
12/30/2009	1,200	3.51
12/30/2009	10,357	3.52
12/30/2009	11,857	3.53
12/30/2009	2,700	3.54
12/30/2009	5	3.55
12/30/2009	2,515	3.56
12/30/2009	2,309	3.57
12/30/2009	8,522	3.58
12/30/2009	600	3.59
12/30/2009	12,486	3.60
12/30/2009	8,417	3.61
12/30/2009	7,722	3.62
12/30/2009	1,100	3.63
12/30/2009	1,000	3.65
12/30/2009	700	3.66
     None of the other Reporting Persons have effectuated any transactions in the Shares in the past 60 days.
Item 7. Material to be Filed as Exhibits.
     7.1   Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 9, 2009

/s/ Robert J. Amsdell

Robert J. Amsdell, Individually

/s/ Barry L. Amsdell

Barry L. Amsdell, Individually

Amsdell and Amsdell

/s/ Robert J. Amsdell

By: Robert J. Amsdell, a General Partner

Amsdell Holdings I, Inc.

/s/ Robert J. Amsdell

By: Robert J. Amsdell, President

Amsdell Real Estate Trust
dtd. October 3, 1989

/s/ Robert J. Amsdell

By: Robert J. Amsdell, Sole Trustee

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement